UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from                      to

Commission file number: 0-17988

NEOGEN 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Audited Financial Statements

and Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Years Ended December 31, 2020 and 2019

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Neogen Corporation and

    the Plan Administrator and Plan Participants

    of Neogen 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2020 and schedule of assets (held at end of year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Andrews Hooper Pavlik PLC

We have served as the Plan’s auditor since 2002.

Okemos, Michigan

June 23, 2021

Neogen 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2020, and 2019

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$—	$14,712

Investments, at fair value:
Mutual funds	58,868,961	32,899,712
Common stock of plan sponsor	15,384,706	14,723,048
Collective investment trusts	4,464,694	20,964,171

Total Investments	78,718,361	68,586,931

Receivables:
Employee contributions	—	6,813
Employer contributions	—	3,273
Notes receivable from participants	536,370	605,344

Total Receivables	536,370	615,430

Total Assets	79,254,731	69,217,073

Liabilities
Excess contributions payable	157,513	—
Excess employer contributions	11,915	8,877

Total Liabilities	169,428	8,877

Net assets available for benefits	$79,085,303	$69,208,196

See accompanying notes to financial statements

Neogen 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions
Investment income:
Net appreciation in fair value of investments	$9,894,980
Interest and dividends	1,482,746

Total investment income	11,377,726

Interest income on notes receivable from participants	33,138

Employee contributions	3,376,518
Employer contributions	1,175,456
Others (including rollovers)	269,194

Total contributions	4,821,168

Total additions	16,232,032

Deductions
Benefits paid to participants	6,249,116
Administrative expenses	105,809

Total deductions	6,354,925

Net change in net assets available for benefits	9,877,107

Net assets available for benefits at beginning of year	69,208,196

Net assets available for benefits at end of year	$79,085,303

See accompanying notes to financial statements

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Neogen 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (Company) who meet the age and service requirements. The management of the Company control and manage the operation and administration of the Plan. Wells Fargo Bank, N.A. served as trustee and as the Plan’s investment advisor through June 30, 2020. Fidelity Management Trust Company became trustee and Marsh McLennan Agency, LLC became the Plan’s investment advisor effective July 1, 2020. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. Participants may choose to contribute to a Traditional 401(k), Roth 401(k) or both, within the Plan. Participants are eligible for Company matching contributions after attaining six months of service (previously 12 months of service through June 30, 2020). Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions may be made at the discretion of the Company. Through May 30, 2020, the Company matched participant contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions. Effective May 31, 2020, due to the uncertainty of the COVID-19 outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, the Company elected to suspend matching the participants’ contributions. Effective August 30, 2020, the Company elected to reinstate matching contributions at the same levels as prior to the suspension.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Forfeitures

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited balances were $11,915 and $2 as of December 31, 2020 and 2019, respectively. The forfeited balance as of December 31, 2020 relates to excess employer contributions.

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a selection of collective investment trust options.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on new loans is prime plus one percent and shall remain fixed throughout the duration of the loan unless a change is required by applicable law for any participant(s) taking a military leave of absence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, normal, early or disability retirement, or other termination of employment, a participant may elect to receive either: (a) lump-sum amount equal to the value of the participant’s balance in his or her account; or (b) partial withdrawals for those that meet certain plan provisions.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s mutual fund and common stock investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interests in the collective investment trusts are based on the fair value of each fund’s underlying investments as reported by the fund’s portfolio manager using the audited financial statements of the fund at year-end.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2020 and 2019, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Expenses

Plan administrative expenses may be paid by either the Plan or the Company, as provided in the Plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions from the Plan upon distribution.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their account.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock of Plan sponsor: Valued at the year-end closing price reported on the active market on which the security is traded.

Collective Investment Trusts: Valued at net asset value as a practical expedient to estimate fair value at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$58,868,961	$—	$—	$58,868,961
Common stock of plan sponsor	15,384,706	—	—	15,384,706

Total assets in the fair value hierarchy	74,253,667	—	—	74,253,667

Investments measured at net asset value	—	—	—	4,464,694

Total investments, at fair value	$74,253,667	$—	$—	$78,718,361

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$32,899,712	$—	$—	$32,899,712
Common stock of plan sponsor	14,723,048	—	—	14,723,048

Total assets in the fair value hierarchy	47,622,760	—	—	47,622,760

Investments measured at net asset value	—	—	—	20,964,171

Total investments, at fair value	$47,622,760	$—	$—	$68,586,931

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$4,464,694	n/a	Daily	12 months

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$20,964,171	n/a	Daily	12 months

5. Parties-In-Interest

The Trustees and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds offered by the Trustees, and shares of Neogen Corporation common stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. In addition, notes receivable from participants are considered party-in-interest transactions. Fees paid during the year for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Investment in Neogen Corporation common stock as of December 31, 2020 was $15,384,706 ($14,723,048 as of December 31, 2019). As of December 31, 2020, the investment in Neogen Corporation’s common stock represents 193,994 shares at a market price of $79.30 per share. As of December 31, 2019, the investment in Neogen Corporation’s common stock represents 225,606 shares at a market price of $65.26 per share.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

6. Risks and Uncertainties

The Plan invests in common stock of the Plan Sponsor, stable value common collective trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

As a result of the ongoing COVID-19 pandemic, there has been heightened market risk, uncertainty, and volatility; this could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits, as mentioned above. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic may have on the Plan’s financial position.

7. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and the plan administrator believe that the Plan is designed, and currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally, tax years 2017 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019, to Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$79,085,303	$69,208,196
Excess Contributions Payable	157,513	—
Deemed distributions reported on 5500	(16,972)	(16,972)

Net assets available for benefits per the Form 5500	$79,225,844	$69,191,224

Deemed distributions are defaulted and unpaid participant loans of active participants that are reflected as distributions on the Form 5500 and as notes receivable from participants on the financial statements. Upon a distributable event, the deemed distributions will be reflected as distributions on the financial statements.

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements at December 31, 2020, to Form 5500:

2020
Increase in net assets availabe for benefits per the financial statements	$9,877,107
Excess contributions payable at December 31, 2020	157,513

Net income per Form 5500	$10,034,620

9. Delinquent Participant Contributions

During the 2019 Plan year, loan repayments in the amount of $1,924 were not deposited into the Plan within the time frame prescribed by the Department of Labor; this error was discovered and the $1,924 was remitted to the Plan within the 2020 Plan year. In 2020, the Company reimbursed the Plan participants for lost earnings due to the delayed deposits of the 2019 loan repayments in the amount of $336 as calculated by the Plan trustee at the time of repayment, Wells Fargo Bank, N.A.

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year ended December 31, 2020

		Total that Constitute Non-exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$1,924	X	$0	$1,924	N/A	N/A

Employer Identification Number 38-2367843

Three Digit Plan Number: 001

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
*	Fidelity U.S. Bond Index Fund	Mutual Fund	(42,006 units held)	N/A	$522,970
*	Fidelity 500 Index Fund	Mutual Fund	(72,554 units held)	N/A	$9,444,308
*	Fidelity Mid Cap Index Fund	Mutual Fund	(55,965 units held)	N/A	$1,511,609
*	Fidelity Small Cap Index Fund	Mutual Fund	(30,185 units held)	N/A	$754,013
*	Fidelity International Index Fund	Mutual Fund	(12,857 units held)	N/A	$586,420
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	(31,175 units held)	N/A	$741,030
*	Fidelity Large Cap Value Index Fund	Mutual Fund	(4,448 units held)	N/A	$59,023
	Putnam Stable Value Fund	Collective Investment Trust	(632,996 units held)	N/A	$641,387
	Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund	(46,909 units held)	N/A	$2,314,475
	Vanguard Target Retirement 2065 Fund Investor Shares	Mutual Fund	(8,551 units held)	N/A	$235,140
	The Hartford MidCap Fund Class R6	Mutual Fund	(53,434 units held)	N/A	$2,312,106
	T. Rowe Price Blue Chip Growth Fund I Class	Mutual Fund	(36,133 units held)	N/A	$5,994,517
	JPMorgan Mid Cap Value Fund Class R6	Mutual Fund	(31,263 units held)	N/A	$1,154,222
	Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund	(7 units held)	N/A	$233
	Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund	(1,845 units held)	N/A	$74,804
	Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund	(146 units held)	N/A	$6,476
	Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund	(206 units held)	N/A	$9,354
	Baird Core Plus Bond Fund Class Institutional	Mutual Fund	(198,518 units held)	N/A	$2,410,015
	Wells Fargo Stable Value Fund C	Collective Investment Trust	(68,176 units held)	N/A	$3,823,307
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	(13,192 units held)	N/A	$1,046,553
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	(23,987 units held)	N/A	$2,871,779
	Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund	(11,143 units held)	N/A	$166,365
	Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund	(23,149 units held)	N/A	$364,131
	Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund	(215,740 units held)	N/A	$4,647,042
	Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund	(302,278 units held)	N/A	$7,623,448
	Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund	(245,405 units held)	N/A	$6,917,966
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	(11,274 units held)	N/A	$319,293
	Pioneer Strategic Income Fund Class K	Mutual Fund	(8,602 units held)	N/A	$98,317
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	(58,758 units held)	N/A	$4,071,933
	American Funds American Balanced Fund Class R-6	Mutual Fund	(74,175 units held)	N/A	$2,240,822
	Wells Fargo Special Small Cap Value Fund - Class R6	Mutual Fund	(7,218 units held)	N/A	$262,736
	Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund	(419 units held)	N/A	$18,251
	Vanguard Small-Cap Growth Index Fund Admiral Shares	Mutual Fund	(953 units held)	N/A	$89,610
	Common Stock—
*	Neogen Corporation	Common Stock	(193,994 units held)	N/A	$15,384,706

	Total Investments				$78,718,361
*	Participant Loans	Interest rates of 4.25% to 6.50%, maturing through 2025		—	$536,370

	TOTAL				$79,254,731

*	Party-in-interest

N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843

Three Digit Plan Number: 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN 401(K) RETIREMENT SAVINGS PLAN
(Registrant)

Dated:	June 24, 2021	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator